[redacted]

09058921

AB 3/9

UN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALARIS TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 JIMMY DURANTE BLVD.
(No. and Street)

DEL MAR (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NOEL M. PETERS, CFO (201) 377-1203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5830 OBERLIN DRIVE #300 (Address) SAN DIEGO (City) CA (State) 92121 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, DARREN DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALARIS TRADING PARTNERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

JUNG RAN CHOI
COMM. # 1665513
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. MAY 9, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

Report of Independent Auditor

To the Members
Alaris Trading Partners, LLC:

I have audited the accompanying statement of financial position of Alaris Trading Partners, LLC, as of December 31, 2008, 2007, and 2006, and the related statements of income, changes in members' equity, and changes in financial condition, for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Alaris Trading Partners, LLC, at December 31, 2008, 2007, and 2006, and the results of its operations and changes in financial condition for the years then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

Steven Martinez
Certified Public Accountant

San Diego, California
February 23, 2009

Alaris Trading Partners, LLC
Statement of Financial Condition
December 31,

	2008	2007	2006
Assets			
Current Assets:			
Cash	**$ 309,615**	$ 321,743	$ 500,017
Clearing firm deposit	**1,104,410**	917,938	560,790
Prepaid expenses	**20,182**	10,514	-
Other current assets	**23,802**	54,385	-
Total current assets	**1,458,009**	1,304,580	1,060,807
Fixed assets, net of accumulated depreciation	**39,537**	64,180	81,876
Other assets	**3,977**	3,977	-
Total assets	**1,501,523**	1,372,737	1,142,683
Liabilities and Members Equity			
Liabilities:			
Accounts and accrued payables	**180,114**	188,871	80,718
Soft dollars payable	**329,127**	237,955	56,625
Total liabilities	**509,241**	426,826	137,343
Commitments and Contingencies (See Notes)			
Members' equity	**992,282**	945,911	1,005,340
Total Liabilities and Members Equity	**$ 1,501,523**	$ 1,372,737	$ 1,142,683

See accompanying notes.

Alaris Trading Partners, LLC
Statement of Income
For the years ended December 31,

	2008	2007	2006
Income			
Commissions	$ 5,523,753	$ 2,941,767	$ 92,165
Expenses			
Commissions and clearing charges	864,070	314,599	34,527
Communications	46,525	164,520	46,901
Depreciation	35,592	29,568	15,321
Legal and professional	136,225	117,332	75,899
Market data expenses	683,198	334,809	-
Rent	193,182	185,373	82,912
Salaries, wages and benefits	1,705,662	624,254	174,632
Soft dollar expenses	2,065,937	1,542,415	26,778
Travel and entertainment	82,729	88,987	50,706
General and administrative	113,734	163,329	89,594
Total operating expenses	5,926,854	3,565,186	597,270
Net loss from operations	(403,101)	(623,419)	(505,105)
Other income:			
Interest income	164,683	79,014	16,118
Other income	24,645	12,634	-
Net other income	189,328	91,648	16,118
State income taxes	7,700	7,550	1,550
Net loss	$ (221,473)	$ (539,321)	$ (487,437)

See accompanying notes.

Alaris Trading Partners, LLC
Statement of Changes in Members Equity
For the year ended December 31, 2008, 2007 and 2006

Balance at December 31, 2005	$	(14,378)
Members capital contributions		1,507,155
Net loss		(487,437)
Balance at December 31, 2006	$	1,005,340
Members capital contributions		479,892
Net loss		(539,321)
Members distributions		-
Balance at December 31, 2007	$	945,911
Members capital contributions		267,844
Net loss		(221,473)
Members distributions		-
Balance at December 31, 2008	**$**	**992,282**

See accompanying notes.

Alaris Partners Trading, LLC
Statement of Changes in Financial Condition
for the Years ended December 31,

	2008	2007	2006
Operating Activities:			
Net loss	$ **(221,473)**	$ (539,321)	$ (487,437)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	**35,592**	29,568	15,321
Increase in clearing firm deposit	**(186,472)**	(357,148)	(560,790)
Increase in prepaid expenses	**(9,668)**	(3,977)	-
(Increase) Decrease in other assets	**30,583**	(10,514)	-
Increase (Decrease) in payables	**(8,757)**	108,153	57,199
Increase in soft dollar payables	**91,172**	126,945	56,625
Total Adjustments	**(47,550)**	(106,973)	(431,645)
Net cash used by operating activities	**(269,023)**	(646,294)	(919,082)
Investing Activities:			
Fixed assets aquired	**(10,949)**	(11,872)	(97,197)
Net cash used by investing activities	**(10,949)**	(11,872)	(97,197)
Financing Activities:			
Members capital contributions	**267,844**	479,892	1,507,155
Net cash provided by financing activities	**267,844**	479,892	1,507,155
Net increase (decrease) in cash	**(12,128)**	(178,274)	490,876
Cash at beginning of year	**321,743**	500,017	9,141
Cash at end of year	$ **309,615**	$ 321,743	$ 500,017

See accompanying notes.

Alaris Trading Partners, LLC
Notes to Financial Statement
December 31, 2008, 2007, and 2006

1. Organization and Summary of Significant Accounting Policies

Organization

We are an introducing broker dealer registered with the Securities and Exchange Commission (SEC), and Financial Industry Regulatory Authority (FINRA). Our transactions are conducted on a fully disclosed basis with another broker-dealer, Goldman Sachs Execution and Clearing LP, a NYSE member firm. We operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

We registered and conduct our business from our offices in San Diego, California, Jersey City, New Jersey, and we are registered to several other states. We offer in the following business activities with institutional clients;

- Broker or dealer retailing listed and unlisted corporate equity securities;
- Broker or dealer selling corporate debt securities;
- U.S. government securities;
- Investment advisory services

Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Commissions
Our commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Property, computers, equipment and leasehold improvements:
Our fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided on a double declining balance method over the underlying assets useful life, ranging from three to seven years. Salvage is considered and is estimated to be zero.

Use of Estimates

In preparing our financial statements, in conformity with generally accepted accounting principles, we make certain estimates and assumptions that effect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, as well as revenues and expenses at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

1. Organization and Summary of Significant Accounting Policies (Continued)

Financial Statement Reclassification

We have reclassified certain amounts in the accompanying financial statements for the years ended December 31, 2007 and 2006 in order to conform to current year presentation.

Cash and Cash Restrictions

Our cash consists of amounts held on deposit with financial institutions. We do not hold any certificates of deposits or government securities. We do have $65,000 on deposit that is restricted in order to satisfy our security deposit agreement underlying our Jersey City office lease.

We are required to maintain a certain amount of cash on deposit with Goldman Sachs to satisfy the Company's deposit requirement under our clearing agreement. The amount on deposit is restricted and the amount can fluctuate.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2008 and 2007 we had $1,047,092 and $939,681, respectively, on deposit among different institutions which exceeded the maximum insurance coverage.

Income Taxes

We are a partnership not subject to income taxes. Accordingly, we do not record a provision for federal or state income taxes. Our partners are required to include their proportionate share of income in their income tax return.

We are subject to an annual California Franchise Tax and fee, measured on our apportioned California gross receipts. We are also subject to a New Jersey tax based upon the number of partners. Our California and New Jersey taxes are as follows;

	2008	2007	2006
California	$6,800	$6,800	$ 800
New Jersey	900	750	750
Total	$7,700	$7,550	$1,550

3. Fixed Assets and Depreciation

At December 31, 2008, 2007, and 2006 our depreciable fixed assets consisted of the following:

	2008	2007	2006
Leasehold improvements	$13,113	$13,113	$13,113
Office furniture	13,056	13,056	12,079
Computers and Software	93,849	82,900	72,005
Total fixed assets	120,018	109,069	97,197
Less: Accumulated depreciation	(80,481)	(44,889)	(15,321)
Fixed assets, net	$39,537	$64,180	$81,876

4. Lease Obligations

We lease our San Diego office and Jersey City office. Our future obligation under these leases are as follows:

Year Ending December 31,	San Diego Office	New Jersey Office	Total
2009	64,884	114,520	**179,404**
2010	64,884	114,520	**179,404**
2011	-	85,890	**85,890**
Total	$ 129,768	$ 314,930	$ **444,698**

5. Net Capital Requirements

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. Our minimum net capital requirement is $250,000. Our aggregate indebtedness to net capital ratio must be less than 800%.

On December 31, 2008, 2007, and 2006 the Company's net capital was $839,641, $801,244, and $923,464, respectively. This amount exceeded our minimum net capital requirement by $589,641, $551,244 and $608,464, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, 2007, and 2006 was 60 to 1; 46 to 1; and, 16 to 1, respectively.

****

Alaris Trading Partners, LLC
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2008

	Focus Report December 31, 2008	**Audited Financial Statements December 31, 2008**	Change
Total assets	$ 1,501,523	**$ 1,501,523**	$ -
Less: Liabilities	(507,814)	**(509,241)**	1,427
Net worth	993,709	**992,282**	1,427
Less: Non-Allowable Assets			
Restricted cash	65,000	**65,000**	-
Fixed assets	39,537	**39,537**	-
Prepaid assets	20,182	**20,182**	
Other assets	27,779	**27,779**	-
Total Non-Allowable Assets	152,498	**152,498**	-
Tentative Net Capital	841,211	**839,784**	1,427
Less:			
Haircuts	143	**143**	-
Net Capital	841,068	**839,641**	**1,427**
Minimum Net Capital Required	250,000	**250,000**	
Excess Net Capital	$ 591,068	**$ 589,641**	
Ratio of aggregate indebtedness to net capital	60%	**61%**	

Comments:

Liabilities: The difference is a result of year end adjustment for the State of California annual tax and the State of New Jersey tax based upon the number of partners.

See accompanying notes.

Alaris Trading Partners, LLC
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008, 2007, and 2006

Alaris Trading Partners, LLC is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Alaris Trading Partners, LLC
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2008, 2007, and 2006

Alaris Trading Partners, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Alaris Trading Partners, LLC

In planning and performing my audit of the financial statements of Alaris Trading Group, LLC, for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's control.

Also, required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verification, and comparisons. and recordation of differences required by rule 17a-13
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design in operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify and deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of his report are considered by the SEC to be adequate or its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members and management, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Martinez
Certified Public Accountant

San Diego, California
February 23, 2009